UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

Commission file number 001-07349

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BALL CORPORATION 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

BALL CORPORATION 10 LONGS PEAK DRIVE BROOMFIELD, COLORADO 80021-2510

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits
at December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2016 and 2015	3

Notes to Financial Statements
for the Years Ended December 31, 2016 and 2015	4

Supplemental Schedule:

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
at December 31, 2016	16

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Ball Corporation 401(k) and Employee Stock Ownership Plan
Broomfield, Colorado

We have audited the accompanying statements of net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP
Denver, Colorado
June 16, 2017

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets:
Investments, at fair value	$2,010,165,828	$1,933,446,613

Total investments	2,010,165,828	1,933,446,613

Receivables:
Employee contributions	165,109	145,599
Employer contributions	943,870	797,848
Notes receivable from participants	25,037,531	26,266,429

Total receivables	26,146,510	27,209,876

Net assets available for benefits	$2,036,312,338	$1,960,656,489

See accompanying notes to the financial statements.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2016	2015
Additions:
Additions to net assets attributed to:

Investment income:
Dividends and interest	$35,804,162	$44,809,940
Net appreciation/(depreciation) in fair value of investments	92,737,691	(2,823,805)

Total net investment income	128,541,853	41,986,135

Interest income on notes receivable from participants	1,089,262	1,111,419

Contributions:
Participant	58,423,277	57,238,884
Employer, net of forfeitures	23,956,163	23,531,402
Rollovers, transfers in and other additions	4,495,842	8,358,253
Total contributions	86,875,282	89,128,539

Total additions	216,506,397	132,226,093

Deductions:
Deductions to net assets attributed to:

Distributions to participants	140,133,221	166,664,839
Administrative expenses and other	498,996	253,219
Total deductions	140,632,217	166,918,058

Net increase/(decrease) in net assets, before transfers	75,874,180	(34,691,965)

Transfers out	(218,331)	–

Net increase/(decrease) in net assets	75,655,849	(34,691,965)

Net assets available for benefits:
Beginning of year	1,960,656,489	1,995,348,454
End of year	$2,036,312,338	$1,960,656,489

See accompanying notes to the financial statements.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 1–Description of the Plan

The following is a brief description of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the "Plan"). The Plan is a defined contribution plan established on September 1, 1983. The Plan was amended and restated on July 1, 1989, under the rules of The Internal Revenue Code of 1986, as amended ("IRC"), Section 401(k), to add an employee stock ownership (the "ESOP") feature which was qualified under IRC Sections 401(a) and 4975(e)(7). The Plan was most recently amended and restated effective January 1, 2015. Participants should refer to the Plan Document or the Summary Plan Description for more complete information.

Amendments to the Plan effective after December 31, 2016, are referenced in Note 11, Subsequent Events.

The Plan was amended on July 29, 2016, to be effective as of February 1, 2011, to clarify certain definitions in the Plan document. There were no significant changes to Plan provisions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The plan is not insured by the Pension Benefit Guaranty Corporation.

Trustee and Recordkeeper of the Plan

The trustee of the Plan is Vanguard Fiduciary Trust Company (the "Trustee" or "Vanguard"). The Trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company. All assets of the Plan are held in trust by Vanguard. Vanguard is also the recordkeeper of the Plan.

Participation

All U.S. salaried and hourly employees of Ball Corporation, "the Company," who are in participating subsidiaries are eligible to participate in the Plan. Eligibility to participate in the Plan begins with the first day of employment. An eligible employee who does not make an election about his or her participation in the Plan is automatically enrolled 30 days after his or her hire date. Temporary and occasional workers must complete a year of service, as defined in the Plan Document, prior to being eligible.

Employee Contributions

The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a pretax basis within limits defined by the Plan. Such limits vary among certain employee classifications. In all cases, the maximum contribution for a participant may not exceed the annual maximum limits established under IRC Section 402(g). All income earned from invested contributions accumulates tax deferred until withdrawal.

The Plan provides for the automatic enrollment of a 3 percent pretax deferral of eligible pay for newly hired employees, unless the employee affirmatively elects not to make a pretax contribution or elects to make pretax contributions of a different amount.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

The Plan provides an automatic one-step increase whereby the automatic deferral percentage of 3 percent is automatically increased 1 percent each year, beginning in the calendar year following the calendar year of automatic enrollment until the deferral percentage equals 6 percent. Employees may opt-out of the automatic increases at any time.

Participants may change the level of their contributions or suspend their contributions entirely at any time. The Plan also permits rollovers, which represent funds that participants transfer into the Plan from previous qualified plans.

Company Matching Contributions

The Company generally makes a matching contribution each pay period that is based on the percentage of eligible pay that the participant contributes. The Company matching contribution and the ratio of the Company matching contribution to the participant contribution differs depending on the employee group in which the participant belongs. The maximum percentage of eligible pay which the Company will match is 6 percent. The Plan includes matching provisions in accordance with the provisions of the applicable union contracts.

For certain employee groups, Company matching contributions are invested automatically in units of the Ball Corporation Common Stock Fund. The Ball Corporation Common Stock Fund included $736,629 and $2,131,932 in the Vanguard Prime Money Market Fund Admiral Shares as of December 31, 2016 and 2015, respectively. For remaining employee groups, Company matching contributions are invested according to participant elections. Participants whose Company matching contributions are automatically invested in the Ball Corporation Common Stock Fund may immediately diversify this investment.

Effective November 1, 2005, contributions cannot be invested in the Ball Corporation Common Stock Fund if a participant has 35 percent or more of their account value invested in the Ball Corporation Common Stock Fund. In the event a participant's investment in the Ball Common Stock Fund exceeds 35 percent, future contributions, loan payments and transfers to the Plan will be directed to the default investment fund until such time that the participant's investment level in the Ball Common Stock Fund drops below 35 percent of their account value. The default investment fund is the date-specific Target Retirement fund that most closely matches the participants expected retirement year (based on an assumed retirement age of 65).

Employees of Ball Aerospace and Technologies Corp. ("BATC") who are not participants in the Ball Corporation Economic Value Added Incentive Compensation Plan may receive an additional match under the Plan. This provision allows for a match of up to a maximum of 4 percent of the employee's eligible earnings if the Economic Value Added performance factor of "BATC" achieved is between 1 percent and 2 percent (inclusive) in accordance with conditions of the BATC Performance Sharing Match Program. The additional match is invested in accordance with participant elections. No additional match was earned for 2016 or 2015.

The Company makes additional contributions for some employee groups. Generally, this contribution is made each pay period and is based on the eligible hours worked by the employee during the pay period. Additional contributions are invested in accordance with participant elections subject to the restrictions noted above. The Company contributions of this type were $1,386,134 in 2016 and $1,372,649 in 2015.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

Vesting

Participants are always fully vested in their own contributions and related earnings, any Company matching contributions and any additional Company contributions, including related earnings. Participants should refer to the summary Plan documents for further information. The forfeiture balance at December 31, 2016 and 2015 was $1,473 and $4,100, respectively. Forfeitures, if any, are used to pay plan expenses or reduce employer contributions. During 2016, $38,462 was used for employer contributions and none were used for expenses. During 2015, $5,183 was used for employer contributions and none were used for expenses.

Distribution of Benefits

Distributions to employees are normally made upon termination of employment and upon submission of a request. Distributions methods available are lump sum, installments, and partial distributions. A request for distribution may be directed to the recordkeeper via written request, voice response system, internet site, or directly with the recordkeeper in accordance with Plan provisions.

At any time, a participant with an approved immediate and critical financial need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.

Notes Receivable from Participants

Generally, loans bear interest at 1 percent above the Prime Rate (as published by Thomson Reuters News Agency) or the going rate for similar loans and are limited to the lesser of $50,000, reduced by the highest outstanding loan balance in the prior 12-month period, or 50 percent of a participant's eligible account balance. Loans are distributed by lump sum, are paid back through installments, and are for a maximum of 5 years unless used for the purchase of a principal residence, which can be for a longer term. Participant loans at December 31, 2016, had interest rates ranging from 4.25 percent to 8.25 percent and maturity dates ranging from 2016 to 2034.

Participant Accounts

Each participant's account is credited with the participant's contribution; the Company's matching contribution and discretionary contribution, if applicable, and an allocation of Plan earnings and losses. Plan earnings and losses are allocated to individuals' accounts based on each participant's account balance in their respective investment options selected.

Voting Rights

Each participant receives voting rights on his/her shares of Ball Corporation common stock.

Company Stock Dividends

Participants have the option to either reinvest dividends paid on his/her share of Ball Corporation common stock or receive the dividends in cash.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

Transfers Out

Due to the sale of a plant during the year 2016, balances of participant loans were transferred to the acquiring company. This is shown as Transfers Out in the Statement of Changes in Net Assets Available for Benefits.

Note 2–Summary of Significant Accounting Policies

Basis of Accounting

The Plan financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan's investments are stated at fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Contributions

Participant contributions, employer contributions, and related matching contributions are recorded in the period payroll deductions are made.

Income Recognition

The net appreciation/(depreciation) in the fair value of investments (net realized and unrealized gains and losses) is reflected in the accompanying Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment transactions are recorded on the date of purchase or sale (trade date). Capital gains/losses are recorded on the date of sale and are included in the net appreciation/(depreciation) in fair value of investments.

Distributions

Distributions to participants are recorded when paid.

Expenses of the Plan

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustees, are paid by the Company and are excluded from the financial statements. The Plan pays for certain loan and distribution transaction fees and the annual recordkeeping fees that are charged to the related participants' accounts.

Prior to September 2015, plan recordkeeping fees were paid as a part of the expense ratios–the cost of running the fund, expressed as a percentage of the fund's assets, as of the most recent fund prospectus–charged by the Plan investments. Effective September 1, 2015, the expense ratios on many funds were reduced. The range of expense ratios for 2016 was 0.02 percent to

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

1.04 percent. An explicit annual plan recordkeeping fee was instituted effective September 1, 2015, of $41 annually for each Plan participant. This fee is automatically deducted from the Plan account balance quarterly.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Plan's management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan Document.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value ("NAV") per Share (or Its Equivalent) ("ASU 2015-07"). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in ASU 2015-07 are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan adopted ASU 2015-07 for the 2016 financial statements, retrospective for 2015.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient ("ASU 2015-12"). The FASB is issuing this update in response to a proposal developed by the Emerging Issues Task Force ("EITF") to reduce complexity in employee benefit plan accounting.

Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Part II of ASU 2015-12 requires that investments (both participant-directed and nonparticipant-directed) of employee benefit plans be grouped only by general type, such as the following: registered investment companies, government securities,

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

common-collective trusts, pooled separate accounts, short-term securities, corporate bonds, common stock, mortgages, real estate and self-directed brokerage accounts. Plans will be required to disclose the net appreciation or depreciation in fair value of investments in aggregate, but will no longer be required to be disaggregated and disclosed by general type. In addition, if an investment is measured using the NAV per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment's strategy will no longer be required.

Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment related accounts (for example, a liability for a pending trade with a broker) as of a month-end that is closest to the plan's fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution, and/or significant event occurs between the alternative measurement date and the plan's fiscal year end, the plan should disclose the amount of the contribution, distribution, and/or significant event.

The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015.

The Plan adopted Part II of ASU 2015-12 for the year ended December 31, 2016, retrospective for 2015. Parts I and III do not apply to the Plan.

Note 3–Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1–Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2–Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3–Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of the relevant observable inputs and minimize the use of unobservable inputs.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: Valued at the NAV of shares held by the Plan at year end. The mutual funds are exchange-traded open-ended funds.

Ball Common Stock: Valued at the closing price reported on the active market on which the individual security is traded.

Collective Investment Trusts: The investments include lifecycle (targeted maturity funds) and a stable value fund. The fair values of the Plan's interest in the funds are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Transfers Between Levels: Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume, or bid-ask spreads. The Plan's policy is to assume the transfer occurs at the beginning of the period. During years ended December 31, 2016 and 2015, there were no transfers between levels.

During the years ended December 31, 2016 and 2015, there were no liabilities accounted for at fair value on a recurring basis and no Level 3 assets or liabilities.

The Plan does not include any Level 2 or 3 investments. The levels assigned to the Plan's investments as of December 31, 2016 and 2015 are summarized in the tables below.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Total
Mutual funds	$962,564,612	–	$962,564,612
Common stock	545,957,460	–	545,957,460
Total investments in the fair value hierarchy	$1,508,522,072	$–	$1,508,522,072
Collective investment trusts (measured at net asset value) (a)	–	–	501,643,756

Total investments at fair value	$1,508,522,072	$–	$2,010,165,828

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Total
Mutual funds	$916,403,068	–	$916,403,068
Common stock	557,875,756	–	557,875,756
Total investments in the fair value hierarchy	$1,474,278,824	$–	$1,474,278,824
Collective investment trusts (measured at net asset value) (a)
	–	–	459,167,789

Total investments at fair value	$1,474,278,824	$–	$1,933,446,613

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent).

	Fair Value		Unfunded	Redemption	Redemption
Investment Type	2016	2015	Commitments	Frequency	Notice Period
Target Date Funds	$364,668,858	$321,959,543	$ None	Daily	None
Stable Value Fund	$136,974,898	$137,208,337	$ None	Daily	12 months

This Stable Value Fund's objective is to protect principal while providing a higher rate of return than shorter maturity investments. To achieve this, the Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

The Stable Value Fund invests in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond funds and trusts.

The Target Date Funds invest in index (mutual fund) funds consisting of U.S. and international stocks and bonds, and are designed based on target retirement ages.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 4–Investments

The funds are managed by the Trustee of the Plan. The investments are maintained under the ERISA guidelines and guidelines provided by the Company.

The following investments individually represent 10 percent or more of the Plan's net assets available for benefits.

	December 31,	December 31,
	2016	2015

Ball Corporation Common Stock (a)	$545,957,460	$557,875,756
Vanguard Institutional Index Fund (a)	220,934,088	204,528,886

(a) Party-in interest

Note 5–Stable Value Fund

The Vanguard Retirement Savings Trust II is held in a bank collective trust that is composed of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Note 6–Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, all participants would become 100 percent vested, to the extent not already vested, in their accounts and the assets of the Plan, after payment of any expenses, would be distributed to the participants in proportion to their respective account balances.

Note 7–Federal Income Tax Status

The Internal Revenue Service ("IRS"), informed the Company by a letter dated July 6, 2016, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. Thus, contributions to the Plan and earnings thereon are not taxable until distributed to the participant. The Plan has since been amended but the Company believes the Plan is designed and being operated in compliance with the applicable provisions of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain tax positions taken that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Note 8–Related Party and Party-In-Interest Transactions

Plan assets include investments in funds managed by Vanguard Fiduciary Trust Company ("Vanguard"). Vanguard is the Plan's trustee/custodian and recordkeeper and, as such, transactions with the trustee/custodian qualify as party-in-interest transactions. In addition, the Plan holds shares of Ball Corporation common stock, the Plan sponsor, which also qualifies as a party-in-interest. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. Notes receivable are secured by the vested balance of participant accounts, and, as such, these transactions qualify as party-in-interest transactions. Fees paid by the plan for the investment management services are included in net appreciation in fair value of investments.

The Plan also invests in Ball Corporation common stock, common stock of the plan sponsor, which also qualifies as a related party transaction. During the plan year ended December 31, 2016, the gain on investment was $17,425,322, purchases of Ball common stock were $20,280,821, sales of Ball common stock were $36,345,585 and the net transfer out of Ball common stock was $14,674,157. As of December 31, 2016 and 2015, the plan held 7,272,641 and 7,699,817 shares of Ball common stock at a value of $545,957,460 and $557,875,756, respectively, along with cash in the Vanguard Prime Money Market Fund Admiral Shares of $736,629 and $2,131,932, respectively, in the Ball Common Stock Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Note 9–Concentrations, Risks and Uncertainties

The Plan has a significant concentration of Ball Corporation common stock. A change in the value of the Company stock or other investment(s) valued at greater than 10 percent of the plan assets (See Note 4) can cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provides for various investments in common stock, mutual funds, and collective investment trusts, which, in general, are exposed to various risks, such as significant world events, interest rates, credit risk and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 10–Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2016	2015
Net assets available for benefits per the financial statements	$2,036,312,338	$1,960,656,489
Adjustment from contract value to fair value		2,318,655
Deemed distributions	(141,407)	(85,850)

Net assets available for benefits per the Form 5500	$2,036,170,931	$1,962,889,294

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, to the Form 5500:

	2016	2015
Net increase/(decrease) in net assets available for benefits per the financial statements, before transfers	$75,874,180	$(34,691,965)
Adjustment from contract value to fair value–current year		2,318,655
Adjustment from contract value to fair value–prior year	(2,318,655)	(4,171,206)
Deemed distributions–prior year	85,850	73,646
Deemed distributions–current year	(141,407)	(85,850)

Net increase/(decrease) in net assets available for benefits per the Form 5500	$73,499,968	$(36,556,720)

Note 11–Subsequent Events

Management has evaluated subsequent events through the date these financial statements were issued, and determined that there were no events or transactions which require recognition or disclosure in these financial statements, except as noted below.

On June 30, 2016, the Company completed the acquisition of Rexam PLC (Rexam). On January 26, 2017, the Company amended the Plan to merge the Rexam Retirement Savings Plan and the Rexam Investment Savings Plan into the Plan. The amendment is effective January 27, 2017. During January 2017, approximately $157,000,000 was transferred into the Plan from the Rexam Retirement Savings Plan and Rexam Investment Savings Plan. Rexam employees were eligible to participate in the Plan as of January 1, 2017, and were auto-enrolled in the Plan effective February 3, 2017, if not already participating.

The Plan was amended in December 2016 to allow Roth 401(k) after-tax contributions effective January 1, 2017.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

The Plan was amended in December 2016 to remove the month of the change in the auto increase percentage of the participant contributions from a Plan provision to an administrative provision.

The Plan was amended in December 2016, effective January 6, 2017, to change the investment of the Company matching contribution, which was previously in Company stock, to reflect the investment election of the participant's own contribution elections.

The Plan was amended December 21, 2016, effective January 1, 2017, such that the BATC performance Sharing Matching Contribution will be calculated using the product of: (1) a maximum of 2 percent of eligible earnings, (2) the performance factor to a maximum of 1 and (3) 125 percent.

This information is an integral part of the accompanying financial statements.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
at December 31, 2016
EIN 35-0160610 Plan #030

(a)	(b)/(c) Identity of Issue/Description	(d) Cost**	(e) Current Value

	Mutual Funds:
	Morgan Stanley Institutional–International Equity Portfolio		$18,583,999
	TRP Growth Stock Fund		72,721,165
(1)	Vanguard Explorer Fund Admiral Shares		53,920,432
(1)	Vanguard Institutional Index Fund		220,934,088
(1)	Vanguard International Growth Fund Admiral Shares		46,716,966
(1)	Vanguard Mid-Cap Index Fund Institutional Shares		47,338,014
(1)	Vanguard Prime Money Market Fund Admiral Shares		65,646,549
(1)	Vanguard Small-Cap Index Fund Institutional Shares		74,387,607
(1)	Vanguard Total Bond Market Index Fund Institutional Shares		84,540,187
(1)	Vanguard Wellington Fund Admiral Shares		198,526,752
(1)	Vanguard Windsor II Fund Admiral Shares		79,248,853
	Total Mutual Funds		962,564,612

	Collective Investment Trusts:
(1)	Vanguard Retirement Savings Trust II		136,974,898
(1)	Vanguard Target Retirement 2010 Trust I		6,710,914
(1)	Vanguard Target Retirement 2015 Trust I		30,159,545
(1)	Vanguard Target Retirement 2020 Trust I		60,211,430
(1)	Vanguard Target Retirement 2025 Trust I		77,176,972
(1)	Vanguard Target Retirement 2030 Trust I		56,404,266
(1)	Vanguard Target Retirement 2035 Trust I		42,131,907
(1)	Vanguard Target Retirement 2040 Trust I		30,292,756
(1)	Vanguard Target Retirement 2045 Trust I		27,137,190
(1)	Vanguard Target Retirement 2050 Trust I		11,039,492
(1)	Vanguard Target Retirement 2055 Trust I		5,643,374
(1)	Vanguard Target Retirement 2060 Trust I		1,900,723
(1)	Vanguard Target Retirement Income Trust I		15,860,289
	Total Collective Investment Trusts		501,643,756

(1)	Ball Corporation Common Stock		545,957,460

(1)	Notes Receivable from Participants (4.25% to 8.25%, maturity dates range from 2016 to 2034)		25,037,531

	Total assets held (at end of year)		$2,035,203,359

	(1) Identified party-in-interest.
	** Cost omitted for participant-directed accounts.